UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)


                                AMADOR GOLD CORP.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON SHARES WITHOUT PAR VALUE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02264P 10 1
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 30, 2004
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

CUSIP No.         02264P 10 1
--------------------------------------------------------------------------------

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         TRI-POL ENERGY CORPORATION
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                           (b) [ ]

         NOT APPLICABLE
--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Citizenship or Place of Organization

         ALBERTA
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Number of         (5)      Sole Voting Power
Shares
Beneficially               6,602,960
                  --------------------------------------------------------------
Owned by          (6)      Shared Voting Power
Each
Reporting
                  --------------------------------------------------------------
Person With       (7)      Sole Dispositive Power

                           6,602,960
                  --------------------------------------------------------------
                  (8)      Shared Dispositive Power


--------------------------------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

         6,602,960
--------------------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares [ ]

--------------------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)

         24.32%
--------------------------------------------------------------------------------

(12)     Type of Reporting Person

         CO
--------------------------------------------------------------------------------


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


Item 1.

(a)      Name of Issuer:

         AMADOR GOLD CORP.

(b)      Address of Issuer's Principal Executive Offices:

         16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9

Item 2.

(a)      Name of Person Filing:

         TRI-POL ENERGY CORPORATION

(b)      Address of Principal Business Office or, if none, Residence:

         90 KINCORA PARK NW, CALGARY, ALBERTA, CANADA, T3R 1L6

(c)      Citizenship:

         ALBERTA

(d)      Title of Class of Securities:

         COMMON SHARES WITHOUT PAR VALUE

(e)      CUSIP Number:

         02264P 10 1

Item 3.  If this  statement is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or
         (c), check whether the person filing is a:

(a)      [ ]      Broker or dealer  registered  under  section 15 of the Act (15
                  U.S.C. 78o).

(b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)      [ ]      Insurance  company as defined in section  3(a)(19)  of the Act
                  (15 U.S.C. 78c).

(d)      [ ]      Investment   company   registered   under  section  8  of  the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)      [ ]      An     investment      adviser     in     accordance      with
                  ss.240.13d-1(b)(1)(ii)(E).

(f)      [ ]      An employee  benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F).

(g)      [ ]      A parent holding  company or control person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G).

(h)      [ ]      A  savings  association  as  defined  in  section  3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)      [ ]      A church  plan  that is  excluded  from the  definition  of an investment  company under section  3(c)(14) of the  Investment
                  Company Act of 1940 (15 U.S.C. 80a-3).

(j)      [ ]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


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


Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 6,602,960 SHARES, INCLUDING 2,626,480 SHARES THAT MAY BE ISSUED UPON EXERCISE OF OUTSTANDING SHARE PURCHASE WARRANTS.

(b) Percent of class: 24.32% (BASED ON A TOTAL OF 24,522,915 COMMON SHARES ISSUED AND OUTSTANDING ON 12-30-04 AND ASSUMING THE EXERCISE AND ISSUANCE OF AN ADDITIONAL 2,626,480 SHARES UPON EXERCISE OF OUTSTANDING SHARE PURCHASE WARRANTS).

(c)      Number of shares as to which the person has:

         (i)      Sole power to vote or to direct the vote             6,602,960

         (ii)     Shared power to vote or to direct the vote

         (iii)    Sole power to dispose or to direct the
                  disposition of                                       6,602,960

         (iv) Shared power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.  Notice of Dissolution of Group

NOT APPLICABLE

Item 10. Certification

BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.


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


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  DATE:  JANUARY 24, 2006

                  TRI-POL ENERGY CORPORATION


                       /S/ ALAN TRESEMER
                  ---------------------------------------------
                  NAME:    ALAN TRESEMER
                  TITLE:   PRESIDENT AND DIRECTOR


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